PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

SEC
Mail Processing
Section
JAN 14 2008
Washington, DC
103

No/Date : ΓΔΙ : 9 | 9-1-2008

BY COURIER

[redacted]

Securities and Excha
450 Fifth Street, NW
Washington, D.C. 205
USA

08000308

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

PROCESSED
JAN 28 2008
THOMSON
FINANCIAL

Enclosure

- An Announcement

dlw 1/22

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

The management of Halyvourgiki S.A. and Public Power Corporation S.A have decided to propose to their BoDs the approval of a draft MoU for the construction and operation of an 880MW natural-gas fired electricity generation unit.

The unit is planned to be installed on a site owned by Halyvourgiki, which holds the generation license from 2001.

The draft MoU envisages, the creation of a separate legal entity in the form of a societe anonyme, which will manage the project. Halyvourgiki will own 51% of the new entity and PPC 49%.

Athens 9-1-2008

END